CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Protected Absolute Return Barrier Notes due 2010	$2,850,000	$112.01

October 2008 Pricing Supplement No. 792 Registration Statement No. 333-131266 Dated October 10, 2008 Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS
Opportunities in Equities

Protected Absolute Return Barrier Notes due April 20, 2010
Based on the Value of the S&P 500®  Index
The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each $10 stated principal amount of notes that the investor holds, the $10 stated principal amount and a return, if any, based on the absolute value of the return of the underlying index and on whether the underlying index has remained within the index range at all times during the observation period.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.
FINAL TERMS
Issuer:	Morgan Stanley	Issuer ratings:	Moody’s: A1 (downgrade review) / S&P: A+ (negative outlook)*
Aggregate principal amount:	$2,850,000
Stated principal amount:	$10 per note
Issue price:	$10 per note (see “Commissions and Issue Price” below)
Pricing date:	October 10, 2008
Original issue date:	October 20, 2008 (5 business days after the pricing date)
Maturity date:	April 20, 2010
Underlying index:	The S&P 500® Index (the “Index”)
Maturity redemption amount:	$10 + supplemental redemption amount (if any)
Supplemental redemption amount:	▪	If at all times during the observation period the index value is within the index range, $10 times the absolute index return; or
	▪	If at any time on any day during the observation period the index value is outside the index range, $0.
Maximum payment at maturity:	$14.00 per note (140% of the stated principal amount)
Observation period:
The period of regular trading hours on each index business day on which there is no market disruption event with respect to the Index, beginning on, and including, the index business day following the pricing date and ending on, and including, the index valuation date.

Index value:
At any time on any day during the observation period, the value of the Index published at such time on such day on Bloomberg under ticker symbol “SPX,” or in the case of any successor index, the Bloomberg ticker for any such successor index.

Index range:	Any value of the Index that is:
▪ greater than or equal to 539.532, which is the initial index value x 60%; and
▪ less than or equal to 1,258.908, which is the initial index value x 140%
Absolute index return:	Absolute value of: (final index value – initial index value) / initial index value
Initial index value:	899.22, which is the closing value of the Index on the pricing date
Final index value:	The closing value of the Index on the index valuation date
Index valuation date:	April 16, 2010, subject to postponement for certain market disruption events.
Interest:	None
CUSIP:	617483680
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	$10	$0.175	$9.825
Total	$2,850,000	$49,875	$2,800,125
(1) The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $9.925 per note.  Please see “Syndicate Information” on page 4 for further details.

(2) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for protected absolute return barrier notes.

* On October 9, 2008, Moody’s Investors Service placed our long-term debt ratings on review for downgrade.  Both ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal and the supplemental redemption amount, if any, payable under the terms of the notes at maturity and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

 Prospectus Supplement for Protected Absolute Return Barrier Notes dated November 21, 2007
 Prospectus dated January 25, 2006

Protected Absolute Return Barrier Notes due April 20, 2010
Based on the Value of the S&P 500®  Index

Fact Sheet

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each $10 stated principal amount of notes that the investor holds, the $10 stated principal amount and a return, if any, based on the absolute value of the return of the Index and on whether the Index has remained within the index range at all times during the observation period.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.
Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
October 10, 2008	October 20, 2008 (5 business days after the pricing date)	April 20, 2010, subject to postponement due to certain market disruption events

Key Terms
Issuer:	Morgan Stanley
Underlying index:	The S&P 500® Index (the “Index”)
Issue price:	$10 per note (see “Syndicate Information” on page 4)
Stated principal amount:	$10 per note
Interest:	None
Maturity redemption amount:	$10 + supplemental redemption amount (if any)
Supplemental redemption amount:	▪	If at all times during the observation period the index value is within the index range, $10 times the absolute index return; or
	▪	If at any time on any day during the observation period the index value is outside the index range, $0.
Maximum payment at maturity:	$14.00 per note (140% of the stated principal amount)
Observation period:
The period of regular trading hours on each index business day on which there is no market disruption event with respect to the Index, beginning on, and including, the index business day following the pricing date and ending on, and including, the index valuation date.

Index value:
At any time on any day during the observation period, the value of the Index published at such time on such day on Bloomberg under ticker symbol “SPX,” or in the case of any successor index, the Bloomberg ticker for any such successor index.

Index range:	Any value of the Index that is: ▪ greater than or equal to 539.532, which is the initial index value x 60%; and ▪ less than or equal to 1,258.908, which is the initial index value x 140%
Absolute index return:	Absolute value of: (final index value – initial index value) / initial index value
Initial index value:	899.22, which is the closing value of the Index on the pricing date
Final index value:	The closing value of the Index on the index valuation date
Index valuation date:	April 16, 2010, subject to postponement for certain market disruption events.
Postponement of maturity date:
If, due to a market disruption event or otherwise, the index valuation date is postponed so that it falls less than two scheduled business days prior to the scheduled maturity date, the maturity date will be the second scheduled business day following the index valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 7.

October 2008	Page 2

Protected Absolute Return Barrier Notes due April 20, 2010
Based on the Value of the S&P 500®  Index

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617483680
Minimum ticketing size:	100 notes
Tax considerations:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the “comparable yield” for the notes is a rate of 10.2475% per annum, compounded semi-annually.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a projected amount equal to $11.6242 due at maturity.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustments to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

	ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
	Original Issue Date through December 31, 2008	$0.1993	$0.1993
	January 1, 2009 through June 30, 2009	$0.5226	$0.7219
	July 1, 2009 through December 31, 2009	$0.5494	$1.2713
	January 1, 2010 through the Maturity Date	$0.3529	$1.6242

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amount of the payment that will be made on a note.

	If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by taking positions in the component stocks of the Index and in futures or options contracts on the Index and on component stocks of the Index listed on major securities markets.  We cannot give any assurance that our hedging activity has not affected or will not affect the value of the Index and, therefore, such activity may adversely affect the value of the notes or the payment you will receive at maturity.  For further information, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

ERISA:	See “ERISA” in the accompanying prospectus supplement.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

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Protected Absolute Return Barrier Notes due April 20, 2010
Based on the Value of the S&P 500®  Index

Syndicate Information
Issue price of the notes	Selling concession	Principal amount of notes for any single investor
$10.00	$0.175	<$999K
$9.9625	$0.1375	$1MM-$2.99MM
$9.94375	$0.11875	$3MM-$4.99MM
$9.925	$0.10	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

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Protected Absolute Return Barrier Notes due April 20, 2010
Based on the Value of the S&P 500®  Index

How the Protected Absolute Return Barrier Notes Work

The table below illustrates the payment at maturity (including, where relevant, the payment of the supplemental redemption amount) for a $10 stated principal amount note for a hypothetical range of performance of the index return from -100% to +100% and assumes a hypothetical initial index value of 900, an index range which includes all index values greater than or equal to the hypothetical initial index value times 60% and less than or equal to the hypothetical initial index value times 140%, and for the shaded rows, that the value of the index has remained within the index range at all times during the observation period.  In this example, the Index must move by more than 40% in either direction from the hypothetical initial index value before we would not pay you a supplemental redemption amount.

Index Value	Index Return	Supplemental Redemption Amount	Payment At Maturity	Return on Notes
1,800	100%	$0.00	$10.00	0%
1,350	50%	$0.00	$10.00	0%
1,269	41%	$0.00	$10.00	0%
1,260	40%	$4.00	$14.00	40%
1,080	20%	$2.00	$12.00	20%
1,044	16%	$1.60	$11.60	16%
1,008	12%	$1.20	$11.20	12%
972	8%	$0.80	$10.80	8%
936	4%	$0.40	$10.40	4%
918	2%	$0.20	$10.20	2%
900	0%	$0.00	$10.00	0%
882	-2%	$0.20	$10.20	2%
864	-4%	$0.40	$10.40	4%
828	-8%	$0.80	$10.80	8%
792	-12%	$1.20	$11.20	12%
756	-16%	$1.60	$11.60	16%
720	-20%	$2.00	$12.00	20%
540	-40%	$4.00	$14.00	40%
531	-41%	$0.00	$10.00	0%
450	-50%	$0.00	$10.00	0%
0	-100%	$0.00	$10.00	0%

At maturity, the notes will pay at least 100% of the principal amount and have the potential to pay a supplemental redemption amount based on the value of the Index at the end of the observation period if the Index has remained within the index range throughout the entire observation period.

The following payment examples illustrate the potential returns on the notes at maturity based on the table above.

October 2008	Page 5

Protected Absolute Return Barrier Notes due April 20, 2010
Based on the Value of the S&P 500®  Index

Payment Example 1
The level of the Index increases by 12% from the hypothetical initial index value of 900 to a final index value of 1,008, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:
$10 x absolute value of [(1,008 – 900) / 900]  = $1.20

Payment at Maturity  = $11.20

Payment Example 2
The level of the Index decreases by 16% from the hypothetical initial index value of 900 to a final index value of 756, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:
$10 x absolute value of [(756 – 900) / 900]  = $1.60

Payment at Maturity  = $11.60

Payment Example 3
The level of the Index decreases by 2% from the hypothetical initial index value of 900 to a final index value of 882, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:
$10 x absolute value of [(882 – 900) / 900]  = $0.20

Payment at Maturity  = $10.20

Payment Example 4
The index value moves outside the index range at any time on any day during the observation period.  Because the index value has moved outside the index range, the supplemental redemption amount is equal to $0, and the payment at maturity is equal to only $10 per $10 stated principal amount regardless of the final index value.

Payment at Maturity  = $10.00

October 2008	Page 6

Protected Absolute Return Barrier Notes due April 20, 2010
Based on the Value of the S&P 500®  Index

Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of the investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-16 of the prospectus supplement for protected absolute return barrier notes.

Structure Specific Risk Factors

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The notes do not pay interest.  Because the supplemental redemption amount may equal zero, the return on an investment in the notes may be zero and, therefore, less than the amount that would be paid on an ordinary debt security.  Unless the index value at maturity has sufficiently increased or decreased over the term of the notes, the overall return on the notes may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the closing value of the Index on the index valuation date and on whether the value of the Index remains within the index range throughout the observation period.

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No guarantee of supplemental redemption amount.  If at any time on any day during the observation period the value of the Index is outside the index range, no supplemental redemption amount will be paid and investors will receive only the principal amount of their investment at maturity.  An increase in Index volatility would increase the likelihood of the index value moving outside the index range at some point during the observation period, in which case investors will not receive any supplemental redemption amount at maturity.

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Appreciation potential is limited.  The appreciation potential of the notes is limited by the maximum payment at maturity of $14.00 per note, or 140% of the stated principal amount.  In no event will the supplemental redemption amount exceed $4.00 because if the final index value is less than 60% or greater than 140% of the initial index value, the Index will have moved outside the index range and your supplemental redemption amount will equal $0.

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Market value of notes may decline.  If at any time on any day during the observation period the value of the Index is outside the index range, the market value of each note will decline below the stated principal amount and will no longer be linked to the value of the Index.  If you try to sell your notes on the secondary market prior to maturity in these circumstances, you will receive less than the stated principal amount for each note.

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Not equivalent to investing in the Index.  Investing in the notes is not equivalent to investing in the Index or its component stocks.  Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the Index.

Index Specific Risks Factors

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Adjustments to the Index could adversely affect the value of the notes.  The publisher of the Index may add, delete or substitute the stocks constituting the Index or make other methodological changes that could change the value of the Index.  The publisher of the Index may discontinue or suspend calculation or publication of the Index at any time.  Any of these actions could adversely affect the value of the notes.  Where the Index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

Secondary Market Specific Risk Factors

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Market price influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value and volatility of the Index, the dividend yield of the component securities of the Index, whether the value of the Index has been outside the index range at any time during the observation

October 2008	Page 7

Protected Absolute Return Barrier Notes due April 20, 2010
Based on the Value of the S&P 500®  Index

period, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads.

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Secondary trading may be limited. The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes .  Accordingly, you should be willing to hold your notes to maturity.

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Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging the issuer’s obligations under the notes.

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Hedging and trading activity could potentially affect the value of the notes.  MS & Co. and other affiliates have carried out and will continue to carry out hedging activities related to the notes (and to other instruments linked to the Index or its component stocks), including trading in the component stocks of the Index as well as in other instruments related to the Index.  Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and any of those hedging or trading activities during the term of the notes could potentially affect the value of the Index, including the final index value and whether the Index is outside the index range at any time during the observation period and, accordingly, the amount of cash investors will receive at maturity.

Issuer Specific Risk Factors

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Morgan Stanley’s credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are subject to the credit risk of Morgan Stanley and to changes in the market's view of Morgan Stanley's creditworthiness.  Any decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the value of the notes.

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Economic interests of the calculation agent, an affiliate of the issuer, may be potentially adverse to the investors.  The calculation agent is an affiliate of the issuer.  Any determinations made by the calculation agent may affect the payout to investors at maturity.

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Protected Absolute Return Barrier Notes due April 20, 2010
Based on the Value of the S&P 500®  Index

Information about the Underlying Index

The S&P 500® Index

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc., consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the S&P 500® Index, see the information set forth under “Annex A—Underlying Indices and Underlying Index Publishers Information—The S&P 500® Index” in the accompanying prospectus supplement for protected absolute return barrier notes.

License Agreement between Standard & Poor’s and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Annex A—Underlying Indices and Underlying Index Publishers Information—The S&P 500® Index” in the accompanying prospectus supplement for protected absolute return barrier notes.

Historical Information
The following table presents the published high and low closing values, as well as end-of-quarter closing values, of the Index from January 1, 2003 through October 10, 2008.  The graph following the table sets forth the intraday high, low and closing values of the Index for the same period.  The closing value of the Index on October 10, 2008 was 899.22.  We obtained the closing values and other information below from Bloomberg Financial Markets, without independent verification.  You should not take the historical values of the Index as an indication of future performance.

S&P 500® Index	High	Low	Period End
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter (through October 10, 2008)	1,161.06	899.22	899.22

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Protected Absolute Return Barrier Notes due April 20, 2010
Based on the Value of the S&P 500®  Index

S&P 500 Index Historical Performance Intraday Highs, Lows and Closes from January 1, 2003 to October 10, 2008

October 2008	Page 10

Protected Absolute Return Barrier Notes due April 20, 2010
Based on the Value of the S&P 500®  Index

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement for protected absolute return barrier notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for protected absolute return barrier notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for protected absolute return barrier notes if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

 Prospectus Supplement for Protected Absolute Return Barrier Notes dated November 21, 2007

 Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for protected absolute return barrier notes or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

October 2008	Page 11